Uranium Core Company
595 Howe Street, Suite 600
Vancouver, BC, Canada

October 11, 2007,

Tamara Tangen
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re;   **Uranium Core Company**
       Form 8-K Filed on August 14, 2007
       File No. 0-05186

Dear Ms. Tangen,

This letter is in response to your letters dated October 3, 2007 and August 20, 2007 with regard to the 8-K files on August 14, 2007.

1   We have modified the letter to refer to Gruber & Company LLC as a PCAOB-registered firm and state the date upon which they were engaged.

2   We have amended the Form 8-K regarding an adverse opinion or disclaimer in the accountants report on the financial statements for the past year instead of the past two years as there was only one year to report on.

3   We have revised the disclosure in the Form 8-K regarding disagreements with former accountants.

4   We have sent the draft Form 8-K/A to the former accountant requesting a letter from them regarding their agreement or disagreement with the statements made in the Form 8-K/A.

Furthermore the Company acknowledges the following

- the Company is responsible for the adequacy and accuracy of the disclosure in their filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company will file the amended Form 8-K immediately upon receiving the letter from the former accountant regarding point 4 of this letter.

Sincerely,



Robert Lunde,
President
UraniumCore Company